PRESS RELEASE                             UNILAB CORPORATION
                                          18448 Oxnard Street
                                          Tarzana, CA 91356
                                          www.Unilab.com
                                                For Further Information:
                                                Melissa Mahoney
                                                Phone: (818) 758-6607
                                                e-mail: IRelations@Unilab.com



IMMEDIATE RELEASE
April 28, 2000



      UNILAB CORPORATION ANNOUNCES FIRST QUARTER RESULTS

TARZANA, CA, April 28, 2000 -- UNILAB Corporation announced today that net sales for the quarter ended March 31, 2000 were $79.3 million, an increase of 24.7% from $63.6 million in the same period last year. The Company reported operating income of $11.8 million, compared to $9.7 million in the first quarter of 1999. Net income was $1.5 million, compared to $6.2 million in the same period last year. The decrease in net income versus the prior period was due to significantly increased interest expense, and the recognition of a tax provision where none had been previously recorded.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $14.8 million for the quarter, or 18.7% of sales, compared to $11.5 million, or 18.2% of sales, for the same period last year.

"Our first quarter results reflect the on-going strength of our core business plus the benefits of the BCL acquisition made during 1999," said Bob Whalen, Unilab's CEO and President. "We achieved record revenues, record EBITDA, and record EBITDA margins during the quarter."

Test volume increased by more than 24% compared to the first quarter of last year, with a significant portion of the increase due to the additional volumes associated with the BCL acquisition. Excluding the revenue generated from acquired businesses, core business volumes grew by 4.9%, while pricing improved by 2.8% over the same period last year. Whalen added, "I am pleased to see improvement on both the volume and price fronts. This growth, in addition to managing our operating expense base, is essential for Unilab's continued success."

Days sales outstanding ("DSO") - a measure of billing and collection  efficiency
- was 64  days,  compared  to 65 days at the end of  1999.  The  Company's  cash position was $9.4 million at the end of the first quarter, with no borrowing having taken place on the Company's revolving credit facility. Capital expenditures were $1.4 million for the quarter.

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1999 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 300 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at: www.unilab.com.

                              - tables to follow -

                               Unilab Corporation

                           Statements of Operations
                (amounts in thousands, except per share data)
                                   (Unaudited)

                                                 Three months ended March 31,
                                                    2000             1999
                                               ------------------------------

Revenue                                              $79,276         $63,559
                                               ------------------------------

Direct Laboratory and Field Expenses:
Salaries, Wages and Benefits                          22,868          18,455
Supplies                                              11,295           8,827
Other Operating Expenses                              19,710          15,416
                                               ------------------------------
                                                      53,873          42,698

Amortization and Depreciation                          2,981           1,897
Selling, General and Administrative Expenses          10,600           9,312
                                               ------------------------------

Total Operating Expenses                              67,454          53,907
                                               ------------------------------

Operating Income                                      11,822           9,652

Third Party Interest, net                              9,229           3,486
                                               ------------------------------

Income Before Income Taxes                             2,593           6,166
Tax Provision                                          1,089               -
                                               ------------------------------

Net Income                                            $1,504          $6,166

Preferred Stock Dividends                                  -              33
                                               ------------------------------

Net Income Available to Common Shareholders           $1,504          $6,133
                                               ==============================



EBITDA                                               $14,803         $11,549








                               Unilab Corporation
                                 Balance Sheets
                            (amounts in thousands)

                                                     March 31,    December 31,
                                                       2000           1999
                                                    (unaudited)
                                                  -----------------------------

Cash and Cash Equivalents                                 $9,415       $12,557
Accounts Receivable, net                                  55,564        50,281
Other Current Assets                                       5,600         5,925
                                                  -----------------------------
     Total Current Assets                                 70,579        68,763

Fixed Assets, net                                         13,163        13,125

Deferred Tax Assets                                       15,469        16,558

Goodwill and Other Intangible Assets                      86,187        83,630

Other Assets                                              11,085        11,454
                                                  -----------------------------

Total Assets                                            $196,483      $193,530
                                                  -----------------------------

Total Current Liabilities                                $37,397       $35,374

Long-Term Debt, net of current portion                   309,242       310,941

Other Liabilities                                          6,629         5,504

Total Shareholders' Deficit                            (156,785)     (158,289)
                                                  -----------------------------

Total Liabilities and Shareholders' Deficit             $196,483      $193,530
                                                  -----------------------------